UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	January 31, 2015
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............7.2
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-5629				Date examination completed: November 16, 2012
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: ING Investors Trust
4. Address of principal executive office (number, street, city, state, zip code): 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                                      All items must be completed by the investment company.

2.                                      Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                                      Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

ING Investors Trust

We have examined management’s assertion, included in the accompanying management statement regarding compliance with certain provisions of the Investment Company Act of 1940 (the Act), that the ING Funds listed in Appendix A (the Funds), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of May 31, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2011, and, with respect to agreement of security purchases and sales, for the period October 31, 2010 (date of our last examination) through May 31, 2011:

•                  Confirmation of all securities held in book entry form by The Bank of New York Mellon (custodian);

•                  Confirmation of securities held in book entry form by ING Bank N.V. Prague, S.A., ING Bank Eurasia ZAO, ING Bank N.V. Hungary, ING Bank N.V. Amsterdam — Sucursala Bucuresti, and ING Bank Ukraine (affiliated sub-custodian banks);

•                  Confirmation of securities held in book entry form by Czech Securities Centre, Hungary Central Securities Depository (KELER), Romanian Central Depository, and Ukrainian Securities Depository (foreign depositories);

•                  Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•                  Reconciliation of all such securities to the books and records of the Funds, the custodian and the affiliated sub-custodian banks;

•                  Agreement of selected security purchases and sales during the period October 31, 2010 through May 31, 2011 from the books and records of the Funds to broker confirmations or bank statements;

•                  Obtained and considered the most recent report on internal control issued by the affiliated sub-custodian bank, ING Bank Eurasia ZAO.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2011, with respect to the securities reflected in the investment accounts of the Funds that are held by the affiliated sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Funds’ compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts

November 16, 2012

Appendix A

ING Artio Foreign Portfolio

ING JPMorgan Emerging Markets Equity Portfolio

ING MFS Utilities Portfolio

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

ING Investors Trust

We have examined management’s assertion, included in the accompanying management statement regarding compliance with certain provisions of the Investment Company Act of 1940 (the Act), that the ING Funds listed in Appendix A (the Funds), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of July 31, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2011, and, with respect to agreement of security purchases and sales, for the period May 31, 2011 (date of our last examination) through July 31, 2011:

•                  Confirmation of all securities held in book entry form by The Bank of New York Mellon (custodian);

•                  Confirmation of securities held in book entry form by ING Bank N.V. Prague, S.A., ING Bank Eurasia ZAO, ING Bank N.V. Hungary, ING Bank N.V. Amsterdam — Sucursala Bucuresti, and ING Bank Ukraine (affiliated sub-custodian banks);

•                  Confirmation of securities held in book entry form by Czech Securities Centre, Hungary Central Securities Depository (KELER), Romanian Central Depository, and Ukrainian Securities Depository (foreign depositories);

•                  Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•                  Reconciliation of all such securities to the books and records of the Funds, the custodian and the affiliated sub-custodian banks;

•                  Agreement of selected security purchases and sales during the period May 31, 2011 through July 31, 2011 from the books and records of the Funds to broker confirmations or bank statements;

•                  Obtained and considered the most recent report on internal control issued by the affiliated sub-custodian bank, ING Bank Eurasia ZAO.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 31, 2011, with respect to the securities reflected in the investment accounts of the Funds that are held by the affiliated sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Funds’ compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts

November 16, 2012

Appendix A

ING Artio Foreign Portfolio

ING JPMorgan Emerging Markets Equity Portfolio

ING MFS Utilities Portfolio

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

ING Investors Trust

We have examined management’s assertion, included in the accompanying management statement regarding compliance with certain provisions of the Investment Company Act of 1940 (the Act), that the ING Funds listed in Appendix A (the Funds), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of November 30, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2011, and, with respect to agreement of security purchases and sales, for the period July 31, 2011 (date of our last examination) through November 30, 2011:

•                  Confirmation of all securities held in book entry form by The Bank of New York Mellon (custodian);

•                  Confirmation of securities held in book entry form by ING Bank N.V. Prague, S.A., ING Bank Eurasia ZAO, ING Bank N.V. Hungary, ING Bank N.V. Amsterdam — Sucursala Bucuresti, and ING Bank Ukraine (affiliated sub-custodian banks);

•                  Confirmation of securities held in book entry form by Czech Securities Centre, Hungary Central Securities Depository (KELER), Romanian Central Depository, and Ukrainian Securities Depository (foreign depositories);

•                  Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•                  Reconciliation of all such securities to the books and records of the Funds, the custodian and the affiliated sub-custodian banks;

•                  Agreement of selected security purchases and sales during the period July 31, 2011 through November 30, 2011 from the books and records of the Funds to broker confirmations or bank statements;

•                  Obtained and considered the most recent report on internal control issued by the affiliated sub-custodian bank, ING Bank Eurasia ZAO.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 30, 2011, with respect to the securities reflected in the investment accounts of the Funds that are held by the affiliated sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Funds’ compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts

November 16, 2012

Appendix A

ING Artio Foreign Portfolio

ING JPMorgan Emerging Markets Equity Portfolio

ING MFS Utilities Portfolio

November 16, 2012

KPMG LLP

Attention:  Michael Ruppel

Two Financial Center

60 South Street

Boston, MA 02111

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2011, July 31, 2011, and November 30, 2011, and for the period from November 1, 2010 through November 30, 2011.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2011, July 31, 2011, and November 30, 2011, and for the period from November 1, 2010 through November 30, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians.  We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

/s/ Shaun P. Mathews
Shaun P. Mathews
Chief Executive Officer

/s/ Todd Modic
Todd Modic
Senior Vice President and Chief Financial Officer

Appendix A

ING Artio Foreign Portfolio

ING Emerging Countries Fund

ING Emerging Markets High Dividend Equity Fund

ING Global Opportunities Fund

ING Global Value Choice Fund

ING International Small Cap Multi-Manager Fund

ING JPMorgan Emerging Markets Equity Portfolio

ING MFS Utilities Portfolio

ING Russia Fund

ING Wisdom TreeSM Global High-Yielding Equity Index Portfolio